Executive Network Partnering Corporation

137 Newbury Street, 7th Floor

Boston, MA 02116

September 8, 2020

VIA EDGAR

William Demarest

Kristina Marrone

Stacie Gorman

Brigitte Lippmann

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Executive Network Partnering Corporation Registration Statement on Form S-1 Filed on August 24, 2020 File No. 333-248267

Dear Staff:

This letter sets forth responses of Executive Network Partnering Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated September 3, 2020 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently confidentially submitting an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Risk Factors, page 23

1.

Staff’s Comment: We note the exclusive federal forum provision for Securities Act actions set forth in Section 12.1(b) of your amended and restated certificate of incorporation. However, your disclosure on pages 53 and 131 states that for any action arising under the Securities Act, the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Please reconcile.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures under the headings “Risk Factors” on page 53 and “Description of Securities” on page 133 to indicate that the U.S. federal district courts have exclusive jurisdiction with respect to Securities Act actions, unless the Company consents otherwise.

Principal Stockholders, page 109

2.	Staff’s Comment: Please disclose in footnote (4) to the table the names of the natural persons with voting or dispositive power over the shares.

Response: The Company acknowledges the Staff’s comment and has revised footnote (4) to the table to provide the names of the managers on the board of managers, and as a result of the “rule of three”, because voting and dispositive decisions are made by a majority of the managers, none of such managers is deemed to be a beneficial owner of securities held by the Company’s sponsor, even those in which such manager holds a pecuniary interest. Accordingly, none of the managers on the Company’s sponsor’s board of managers is deemed to have or share beneficial ownership of the founder shares held by the Company’s sponsor.

Performance Shares, page 119

3.

Staff’s Comment: We note your response to prior comment 3. As previously requested please also clarify, if true, that the actions set forth in the penultimate paragraph of this section would only apply after your partnering transaction (but not in connection with your partnering transaction).

Response: The Company acknowledges the Staff’s comment and has revised the penultimate paragraph of this section to clarify that the actions set forth in that paragraph apply prior to, in connection with, or following the Company’s partnering transaction.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler or Wayne E. Williams of Kirkland & Ellis LLP at (212) 446-4660 or (312) 862-7135, respectively.

Sincerely,

/s/ Alex Dunn
Name:	Alex Dunn
Title:	Chief Executive Officer, Chief
Financial Officer and Secretary

Via E-mail:

cc:	Christian O. Nagler Wayne E. Williams Kirkland & Ellis LLP